FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of
January, 2015

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY
Date: 20 January 2015

EXHIBIT INDEX

EXHIBIT NUMBER      EXHIBIT DESCRIPTION
99                                     Final Results

2014 FULL YEAR AND FOURTH QUARTER RESULTS

PROFITABLE GROWTH IN TOUGHER MARKETS

Full year highlights

• Underlying sales growth up 2.9%, ahead of our markets, with volume 1.0% and price 1.9%

• Turnover declined (2.7)% to €48.4 billion including a negative currency impact of (4.6)%

• Core operating margin up 40bps at current exchange rates

• Free cash flow of €3.1billion after €0.8 billion of tax on disposal profits

• Core earnings per share up 11% at constant exchange rates, up 2% at current exchange rates to €1.61

Fourth quarter highlights

• Underlying sales growth up 2.1% with volume (0.4)% and price 2.5%

• Turnover increased 2.4% including a positive currency impact of 1.6% and net acquisitions & disposals (1.3)%

Paul Polman: Chief Executive Officer statement

"Despite a challenging year for our industry with significant economic headwinds and weak markets we have delivered another year of competitive underlying sales growth and margin expansion. This consistency, now established over the last six years, has been achieved during a period of high volatility as we have built a more resilient company.

We have increasingly focussed on our core business and have sharpened the strategy across each of our four categories. In today's low growth environment we are driving efficiency and simplification initiatives to make the organisation more agile and more capable of responding to the unexpected. We have continued to remove cost and to streamline processes to provide fuel for growth. Our innovation programmes have further accelerated and we have exported our iconic brands into new markets. We have continued to use acquisitions and disposals to strengthen the portfolio.

The Unilever Sustainable Living Plan continues to underpin all aspects of our business model from the way we source materials through to our product innovations. Our activities enhance our reputation and corporate brand. They are well-recognised and an important way of reducing cost and risk in increasingly well-informed and challenging societies.

We do not plan on a significant improvement in market conditions in 2015. Against this background, we expect our full year performance to be similar to 2014 with the first quarter being softer but growth improving during the year. We remain focussed on competitive, profitable, consistent and responsible growth."

Key Financials (unaudited) Current Rates	Full Year 2014
Underlying Sales Growth (*)	2.9%
Turnover	€48.4bn	-2.7%
Operating Profit	€8.0bn	+6%
Net Profit	€5.5bn	+5%
Core earnings per share (*)	€1.61	+2%
Diluted earnings per share	€1.79	+8%
Quarterly dividend payable in March 2015 €0.285 per share

(*) Underlying sales growth and core earnings per share are non-GAAP measures (see pages 5 and 6).                                                                                                         20 January 2015

FULL YEAR OPERATIONAL REVIEW: CATEGORIES

	Fourth Quarter 2014				Full Year 2014
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in core operating margin
	€bn	%	%	%	€bn	%	%	%	bps
Unilever Total	12.1	2.1	(0.4)	2.5	48.4	2.9	1.0	1.9	40
Personal Care	4.7	2.1	(0.9)	3.1	17.7	3.5	1.2	2.3	90
Foods	3.3	(0.7)	(1.7)	1.0	12.4	(0.6)	(1.1)	0.6	90
Refreshment	1.7	5.3	3.1	2.1	9.2	3.8	2.0	1.8	(30)
Home Care	2.3	4.0	0.1	3.9	9.2	5.8	2.4	3.4	(10)

Our markets: Growth was weak in emerging markets as economic pressures impacted consumer demand. Developed markets were flat, with a modest pick-up in North America partly offsetting market contraction in Europe. Globally, our markets grew by around 2.5% with flat volumes.

Unilever overall performance: In 2014 we grew ahead of our markets, both in volume and value. With weaker consumer demand, underlying sales growth in emerging markets slowed to 5.7% whilst developed markets declined by (0.8)%. Home Care, Personal Care and Refreshment all grew but Foods was adversely impacted by spreads.

In the fourth quarter underlying sales grew 2.1% with a higher contribution from price but volumes remained weak. As expected, the trade de-stocking in China continued and led to a sales decline of around 20%. This particularly impacted Personal Care and Home Care. In many regions, competitive intensity remains high in all categories, and notably in Personal Care and Home Care.

For the full year core operating margin improved 40bps to 14.5% at current exchange rates. Gross margin declined by 20bps to 41.4%. This was largely driven by currency related cost increases in emerging markets, partly offset by pricing, savings and mix such as margin-accretive innovation.  Significant efficiencies in the cost of producing advertising allowed us to increase our share of spend whilst maintaining brand and marketing investment at 14.8%. Overheads were reduced by 60bps, benefiting from stepped up savings efforts behind project Half.

Personal Care
Personal Care grew ahead of weaker markets helped by a strong set of new product launches. Deodorants benefited from the success of the compressed aerosol range in Europe, continued growth from Dove innovations and most recently from the cross-brand launch of dry sprays in North America. Skin cleansing growth was driven by strong performances from Lifebuoy and the improved Dove Nutrium Moisture body wash. The launch of Baby Dove in Brazil has been well received by consumers. In December we announced the acquisition of the Camay and Zest brands which will strengthen our portfolio in emerging markets, particularly in Mexico.

In hair, the Dove Advanced Hair series successfully established the premium Oxygen Moisture range in North America and this has now been extended to Europe. Hair growth was also underpinned by strong performances from Sunsilk Naturals in Asia, the TRESemmé 7 Day Keratin Smooth range and the successful introduction of Clear in Japan.

Full year core operating margin was up 90bps driven by reduced overheads and also helped by brand and marketing efficiencies.

Foods
Savoury and dressings both grew but spreads declined due to lower consumer demand for margarine in Europe and North America. Savoury growth was backed by successful market development campaigns for cooking ingredients in emerging markets. In India and Pakistan, Knorr built further scale driven by good performances in stock cubes, soups and noodles. Indonesia saw strong growth of Royco and Bango, both of which are well adapted to meet local needs. Dressings continued to grow helped by the launch of Hellmann's in the Netherlands and Portugal.

In spreads we launched blends of vegetable oil and butter such as Gold from Flora. We gained market share in margarine but this was insufficient to offset the decline of the category which also saw price deflation in a benign commodity cost environment. In the fourth quarter we announced our intention to set up a separate business unit for the European and North American spreads business. This will be fully operational by the middle of this year. We continued the pruning of our Foods portfolio in 2014 with a number of disposals, including Ragu and Bertolli pasta sauces in North America and the meat snacks business under the Bifi and Peperami brands in Europe.

Full year core operating margin was up 90bps supported by increased gross margins and lower overheads partially offset by higher brand and marketing investments.

Refreshment
Good growth in ice cream was driven by a strong innovation programme. The United States returned to growth and gained market leadership with good contributions from Ben & Jerry's Cores and Breyer's Gelato. This will be enhanced with the recent acquisition of Talenti gelatos and sorbettos. Magnum celebrated its 25th anniversary with activities that reinforced the chocolate credentials of the brand.

Leaf tea grew although performance was mixed. We saw growth in the United States driven by the success of Lipton K-Cups® and new liquid concentrate but weaker sales in Russia and Poland. In the United Kingdom we launched a range of fruit and green teas under the PG Tips brand to target this growing segment.

Full year core operating margin was down 30bps with lower gross margins impacted by higher dairy and chocolate costs, not fully recovered by pricing and savings.

Home Care
Laundry had another year of broad-based growth, driven by sustained investment in innovation, market development and white spaces expansion. We have successfully extended the Omo brand into Saudi Arabia and the Gulf, and we have launched a range of Omo stain removers and pre-treaters in Brazil. Fabric conditioners grew well through super-sensorial variants like Comfort Aromatherapy in South East Asia and Latin America.

Household cleaning growth continued to outpace the market. Cif, Domestos and Sunlight delivered strong growth and innovations such as Sunlight Nature landed well in South East Asia. The expansion into new geographies and formats continued in 2014 as we launched Domestos in several countries in Africa.

Full year core operating margin was down 10bps as gross margins were impacted by cost increases from weaker currencies in emerging markets which were not fully offset by pricing and savings. Strong margin improvement in the second half, as we roll out low cost business models, was helped by gains on property sales in India.

FULL YEAR OPERATIONAL REVIEW: GEOGRAPHICAL AREA

	Fourth Quarter 2014				Full Year 2014
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in core operating margin
	€bn	%	%	%	€bn	%	%	%	bps
Unilever Total	12.1	2.1	(0.4)	2.5	48.4	2.9	1.0	1.9	40
Asia/AMET/RUB	4.9	2.1	0.1	2.1	19.7	4.3	2.0	2.3	-
The Americas	4.1	6.2	-	6.3	15.5	5.4	0.7	4.7	40
Europe	3.1	(3.1)	(1.5)	(1.6)	13.2	(2.1)	(0.2)	(1.8)	130

Asia/AMET/RUB
Growth was mixed across countries. Indonesia, India, Turkey and the Philippines delivered a year of double-digit growth, supported by extending the distribution of our products. However overall growth was held back by softer markets and a high level of competitive intensity. As a result growth in Africa and countries such as China and Thailand was below historical run rates.

Full year core operating margin was flat as lower overheads primarily offset an adverse gross margin movement that was impacted by cost increases from weaker currencies.

The Americas
Latin America delivered double-digit underlying sales growth underpinned by strong pricing but also modest volume growth. We grew ahead of our markets, which faced substantial currency devaluation and high inflation. In North America economic conditions improved through the year but the promotional environment remained intense. We returned to growth, driven by ice cream and deodorants, helped by a new range of aerosols towards the end of the year.

Full year core operating margin was up 40bps primarily driven by lower overheads only partially offset by lower gross margins in a challenging commodity cost and currency environment.

Europe
Our markets in Europe remained challenging with high competitive intensity in many countries and continued price deflation. This led to a decline in prices which is broad-based across countries and categories. Laundry grew well ahead of our market with strong volume growth, but spreads weighed on our overall performance.

Europe continued to be a strong contributor to Unilever's margin accretion. Full year core operating margin was up 130bps driven by higher gross margin and lower overheads which reflect savings from the extensive restructuring and simplification programmes of recent years.

ADDITIONAL COMMENTARY ON THE FINANCIAL STATEMENTS - FULL YEAR

Finance costs and tax
The cost of financing net borrowings in 2014 was €383 million versus €397 million in 2013. The average interest rate on borrowings was 3.5% and the average return on cash deposits was 3.8%. Pensions financing was a charge of €94 million versus a charge of €133 million in the prior year.

The effective tax rate was 28.2%, higher than 26.4% in 2013 mainly due to the tax impact of business disposals. The tax rate on core earnings was 25.9%, in line with our longer term expectation of around 26%.

Joint ventures, associates and other income from non-current investments
Net profit from joint ventures and associates, together with other income from non-current investments, contributed €143 million versus €127 million in 2013.

Earnings per share
Core earnings per share increased by 2% to €1.61 for the full year, despite an adverse currency impact of (9)%. At constant exchange rates, core earnings per share increased by 11%, driven by higher revenue, improved core operating margin, the increased shareholding in non-controlling interests and the impact from purchasing the Estate shares left in trust by the first Viscount Leverhulme which was announced in May 2014. This measure excludes the impact of business disposals, acquisition and disposal related costs, impairments and other one-off items.

Fully diluted earnings per share for the full year was up 8% at €1.79.

Pensions
Whilst we made a cash contribution of €652 million to pensions, the net pension deficit increased to €3.6 billion at the end of December 2014 versus €2.0 billion as at 31 December 2013. The increase primarily reflects the impact of higher liabilities due to lower discount rates.

Disposals
Business disposals contributed €1,392 million to non-core profits versus €733 million for the full year 2013. This primarily related to the disposal of the Ragu and Bertolli pasta sauces and the Bifi / Pepperami brands. We sold the Slim.Fast business and recognised an impairment charge of €305 million on the related assets within non-core items.

Acquisitions and disposal related costs amounted to €97 million against €112 million in 2013.

Free cash flow
We had another strong year of cash delivery similar to 2013 despite currency headwinds. Free cash flow was €3.1 billion in 2014. This measure excludes the cash proceeds from disposals but includes tax on disposal profits which was €0.8 billion. Adjusting for that, free cash flow would be €3.9 billion. Year-end working capital and net capital expenditure were in line with the prior year.

Net debt
Closing net debt was €9.9 billion versus €8.5 billion as at 31 December 2013. The increase included the €0.9 billion cash outflow for purchasing the Leverhulme Estate shares mentioned above.

Finance and liquidity
During the year the following bonds matured and were repaid: (i) US $750 million 3.65%, (ii) Renminbi 300 million 1.15%, and (iii) £350 million 4.00%.

On 20 February 2014, we issued Renminbi 300 million 2.95% fixed rate notes due February 2017. On 19 March 2014 we issued our first green sustainability bond. The £250 million 2% fixed rate notes are due 19 December 2018. The proceeds were deployed on projects supporting the goals of the Unilever Sustainable Living Plan.

COMPETITION INVESTIGATIONS

As previously disclosed, along with other consumer products companies and retail customers, Unilever is involved in a number of ongoing investigations by national competition authorities. These proceedings and investigations are at various stages and concern a variety of product markets. In the second half of 2013 Unilever recognised provisions of €120 million related to these cases, disclosed within non-core items. In the second half of 2014 these provisions were increased by a further €30 million.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever's policy to co-operate fully with competition authorities whenever questions or issues arise. In addition the Group continues to reinforce and enhance its internal competition law compliance programme on an ongoing basis.

NON-GAAP MEASURES

In our financial reporting we use certain measures that are not recognised under IFRS or other generally accepted accounting principles (GAAP). We do this because we believe that these measures are useful to investors and other users of our financial statements in helping them to understand underlying business performance. Wherever we use such measures, we make clear that these are not intended as a substitute for recognised GAAP measures. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. Unilever uses 'constant rate' 'underlying' and 'core' measures primarily for internal performance analysis and targeting purposes. The non-GAAP measures which we apply in our reporting are set out below.

Underlying sales growth (USG)
Underlying Sales Growth or "USG" refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals and changes in currency. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself.The reconciliation of USG to changes in the GAAP measure turnover is provided in notes 3 and 4.

Underlying volume growth (UVG)
"Underlying Volume Growth" or "UVG" is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (1) the increase in turnover attributable to the volume of products sold; and (2) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact to USG due to changes in prices. The relationship between the two measures is set out in notes 3 and 4.

Free cash flow (FCF)
Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditures and net interest payments and preference dividends paid. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. Free cash flow reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.

The reconciliation of FCF to net profit is as follows:

€ million	Full Year
(unaudited)	2014	2013

Net profit	5,515	5,263
Taxation	2,131	1,851
Share of net profit of joint ventures/associates and other income
from non-current investments	(143)	(127)
Net finance costs	477	530
Operating profit	7,980	7,517

Depreciation, amortisation and impairment	1,432	1,151
Changes in working capital	8	200
Pensions and similar obligations less payments	(364)	(383)
Provisions less payments	32	126
Elimination of (profits)/losses on disposals	(1,460)	(725)
Non-cash charge for share-based compensation	188	228
Other adjustments	38	(15)
Cash flow from operating activities	7,854	8,099
Income tax paid	(2,311)	(1,805)
Net capital expenditure	(2,045)	(2,027)
Net interest and preference dividends paid	(398)	(411)
Free cash flow	3,100	3,856
Net cash flow (used in)/from investing activities	(341)	(1,161)
Net cash flow (used in)/from financing activities	(5,190)	(5,390)

Core operating profit (COP), core operating margin (COM) and non-core items
COP and COM means operating profit and operating margin, respectively, before the impact of business disposals, acquisition and disposal related costs, impairments and other one-off items, which we collectively term non-core items, due to their nature and frequency of occurrence. The reconciliation of core operating profit to operating profit is as follows:

€ million	Full Year
(unaudited)	2014	2013
Operating profit	7,980	7,517
Non-core items (see note 2)	(960)	(501)

Core operating profit	7,020	7,016
Turnover	48,436	49,797
Operating margin (%)	16.5	15.1
Core operating margin (%)	14.5	14.1

Core EPS
The Group also refers to core earnings per share (core EPS). In calculating core earnings, net profit attributable to shareholders' equity is adjusted to eliminate the post tax impact of non-core items. Refer to note 2 on page 12 for reconciliation of core earnings to net profit attributable to shareholders' equity.

Net debt
Net debt is defined as the excess of total financial liabilities, excluding trade payables and other current liabilities, over cash, cash equivalents and other current financial assets, excluding trade and other current receivables. It is a measure that provides valuable additional information on the summary presentation of the Group's net financial liabilities and is a measure in common use elsewhere.

The reconciliation of net debt to the GAAP measure total financial liabilities is as follows:

€ million	As at 31 December 2014	As at 31 December 2013
(unaudited)
Total financial liabilities	(12,722)	(11,501)
Current financial liabilities	(5,536)	(4,010)
Non-current financial liabilities	(7,186)	(7,491)
Cash and cash equivalents as per balance sheet	2,151	2,285
Cash and cash equivalents as per cash flow statement	1,910	2,044
Add bank overdrafts deducted therein	241	241
Other current financial assets	671	760
Net debt	(9,900)	(8,456)

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever group (the "Group"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, NYSE Euronext in Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2013 and Annual Report and Accounts 2013. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ENQUIRIES

Media: Media Relations Team		Investors: Investor Relations Team
UK +44 7917 271 819 or +44 20 7822 5052 NL +31 6 1137 5464	treeva.fenwick@unilever.com adam.fisher@unilever.com marc.potma@unilever.com	+44 20 78226830	investor.relations@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

The web cast can also be viewed from the Unilever Investor Relations app which you can download from:
http://itunes.apple.com/us/app/unilever-investor-centre-app/id483403509?mt=8&ign-mpt=uo%3D4

INCOME STATEMENT
 (unaudited)

€ million	Full Year
	2014	2013	Increase/ (Decrease)
			Current rates	Constant rates
Turnover	48,436	49,797	(2.7)%	2.0%

Operating profit	7,980	7,517	6%	13%

After (charging)/crediting non-core items	960	501

Net finance costs	(477)	(530)
Finance income	117	103
Finance costs	(500)	(500)
Pensions and similar obligations	(94)	(133)

Share of net profit/(loss) of joint ventures and associates	98	113
Other income/(loss) from non-current investments	45	14

Profit before taxation	7,646	7,114	7%	15%

Taxation	(2,131)	(1,851)

Net profit	5,515	5,263	5%	13%
Attributable to:
Non-controlling interests	344	421
Shareholders' equity	5,171	4,842	7%	15%

Combined earnings per share
Basic earnings per share (euros)	1.82	1.71	7%	15%
Diluted earnings per share (euros)	1.79	1.66	8%	17%

STATEMENT OF COMPREHENSIVE INCOME
(unaudited)

€ million	Full Year
	2014	2013
Net profit	5,515	5,263

Other comprehensive income

Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans net of tax	(1,250)	697

Items that may be reclassified subsequently to profit or loss:
Currency retranslation gains/(losses) net of tax Fair value gains/(losses) on financial instruments net of tax	(25) (85)	(999) 106

Total comprehensive income	4,155	5,067
Attributable to:
Non-controlling interests	404	339
Shareholders' equity	3,751	4,728

STATEMENT OF CHANGES IN EQUITY
(unaudited)

€ million	Called up share capital	Share premium account	Other reserves	Retained profit	Total	Non-controlling interest	Total equity
1 January 2013	484	140	(6,196)	20,964	15,392	557	15,949
Profit or loss for the year	-	-	-	4,842	4,842	421	5,263
Other comprehensive income net of tax
Fair value gains/(losses) on financial instruments	-	-	106	-	106	-	106
Remeasurements of defined benefit pension plans net of tax	-	-	-	697	697	-	697
Currency retranslation gains/(losses)	-	-	(788)	(129)	(917)	(82)	(999)
Total comprehensive income	-	-	(682)	5,410	4,728	339	5,067
Dividends on ordinary capital	-	-	-	(2,981)	(2,981)	-	(2,981)
Movements in treasury stock(a)	-	-	112	(83)	29	-	29
Share-based payment credit(b)	-	-	-	242	242	-	242
Dividends paid to non-controlling interests	-	-	-	-	-	(307)	(307)
Currency retranslation gains/(losses) net of tax	-	(5)	-	-	(5)	(5)	(10)
Other movements in equity(c)	-	3	20	(3,084)	(3,061)	(113)	(3,174)
31 December 2013	484	138	(6,746)	20,468	14,344	471	14,815
Profit or loss for the year	-	-	-	5,171	5,171	344	5,515
Other comprehensive income net of tax
Fair value gains/(losses) on financial instruments	-	-	(85)	-	(85)	-	(85)
Remeasurements of defined benefit pension plans net of tax	-	-	-	(1,253)	(1,253)	3	(1,250)
Currency retranslation gains/(losses)	-	-	(290)	208	(82)	57	(25)
Total comprehensive income	-	-	(375)	4,126	3,751	404	4,155
Dividends on ordinary capital	-	-	-	(3,196)	(3,196)	-	(3,196)
Movements in treasury stock(a)	-	-	(235)	(217)	(452)	-	(452)
Share-based payment credit(b)	-	-	-	188	188	-	188
Dividends paid to non-controlling interests	-	-	-	-	-	(342)	(342)
Currency retranslation gains/(losses) net of tax	-	7	-	-	7	(2)	5
Other movements in equity(c)	-	-	(182)	(809)	(991)	81	(910)
31 December 2014	484	145	(7,538)	20,560	13,651	612	14,263

(a)Includes purchases and sales of treasury stock, and transfer from treasury stock to retained profit of share-settled schemes arising from prior years and differences between exercise and grant price of share options.

(b) The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
(c) 2014 includes the impact of the purchase of Estate shares (see note 10). 2013 includes the impact of the acquisition of non-controlling interests.

BALANCE SHEET
(unaudited)

€ million	As at 31 December 2014	As at 31 December 2013

Non-current assets
Goodwill	14,642	13,917
Intangible assets	7,532	6,987
Property, plant and equipment	10,472	9,344
Pension asset for funded schemes in surplus	376	991
Deferred tax assets	1,286	1,084
Financial assets	715	505
Other non-current assets	657	563
	35,680	33,391
Current assets
Inventories	4,168	3,937
Trade and other current receivables	5,029	4,831
Current tax assets	281	217
Cash and cash equivalents	2,151	2,285
Other financial assets	671	760
Non-current assets held for sale	47	92
	12,347	12,122

Total assets	48,027	45,513
Current liabilities
Financial liabilities	5,536	4,010
Trade payables and other current liabilities	12,606	11,735
Current tax liabilities	1,081	1,254
Provisions	418	379
Liabilities associated with assets held for sale	1	4
	19,642	17,382
Non-current liabilities
Financial liabilities	7,186	7,491
Non-current tax liabilities	161	145
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	2,222	1,405
Unfunded schemes	1,725	1,563
Provisions	916	892
Deferred tax liabilities	1,534	1,524
Other non-current liabilities	378	296
	14,122	13,316

Total liabilities	33,764	30,698
Equity
Shareholders' equity	13,651	14,344
Non-controlling interests	612	471
Total equity	14,263	14,815

Total liabilities and equity	48,027	45,513

CASH FLOW STATEMENT
(unaudited)

€ million	Full Year
	2014	2013
Net profit	5,515	5,263
Taxation	2,131	1,851
Share of net profit of joint ventures/associates and other income
from non-current investments	(143)	(127)
Net finance costs	477	530
Operating profit	7,980	7,517
Depreciation, amortisation and impairment	1,432	1,151
Changes in working capital	8	200
Pensions and similar obligations less payments	(364)	(383)
Provisions less payments	32	126
Elimination of (profits)/losses on disposals	(1,460)	(725)
Non-cash charge for share-based compensation	188	228
Other adjustments	38	(15)
Cash flow from operating activities	7,854	8,099
Income tax paid	(2,311)	(1,805)

Net cash flow from operating activities	5,543	6,294
Interest received	123	100
Net capital expenditure	(2,045)	(2,027)
Other acquisitions and disposals	1,428	911
Other investing activities	153	(145)

Net cash flow (used in)/from investing activities	(341)	(1,161)
Dividends paid on ordinary share capital	(3,189)	(2,993)
Interest and preference dividends paid	(521)	(511)
Acquisition of non-controlling interest(a)	-	(2,901)
Change in financial liabilities	191	1,264
Purchase of Estate shares (see note 10)	(880)	-
Other movements on treasury stock	(467)	24
Other financing activities	(324)	(273)

Net cash flow (used in)/from financing activities	(5,190)	(5,390)

Net increase/(decrease) in cash and cash equivalents	12	(257)
Cash and cash equivalents at the beginning of the period	2,044	2,217

Effect of foreign exchange rate changes	(146)	84

Cash and cash equivalents at the end of the period	1,910	2,044

(a)Acquisition of non-controlling interests in 2013 includes various transactions to acquire non-controlling interests, primarily an outflow of €2,515 million to increase the Group's ownership of Hindustan Unilever Limited from 52% to    67%.

NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

1 ACCOUNTING INFORMATION AND POLICIES

Except as set out below the accounting policies and methods of computation are consistent with the year ended 31 December 2013. The condensed preliminary financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the International Accounting Standards Board.

With effect from 1 January 2014 we have implemented amendments to IAS 32 'Financial instruments: Presentation' and IAS 39 'Financial instruments: Recognition and Measurement'. The impact on the Group is not material.

The condensed financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison. The income statement on page 8, the statement of comprehensive income on page 8, the statement of changes in equity on page 9 and the cash flow statement on page 11 are translated at exchange rates current in each period. The balance sheet on page 10 is translated at period-end rates of exchange.

The condensed financial statements attached do not constitute the full financial statements within the meaning of Section 434 of the UK Companies Act 2006. Full accounts for Unilever for the year ended 31 December 2013 have been delivered to the Registrar of Companies. The auditors' reports on these accounts were unqualified and did not contain a statement under Section 498 (2) or Section 498 (3) of the UK Companies Act 2006.

2 SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT

In our income statement reporting, we disclose the total value of non-core items that arise within operating profit. These are costs and revenues relating to business disposals, acquisition and disposal related costs, impairments and other one-off items, which we collectively term non-core items, due to their nature and frequency of occurrence.

€ million	Full Year
	2014	2013
Acquisition and disposal related costs	(97)	(112)
Gain/(loss) on disposal of group companies(a)	1,392	733
Impairments and other one-off items(b)	(335)	(120)

Non-core items before tax	960	501
Tax impact of non-core items	(423)	(266)
Non-core items after tax	537	235

Attributable to:
Non-controlling interests	-	-
Shareholders' equity	537	235

  (a) 2014 includes gain of €1,316 million from the disposal of the Ragu and Bertolli brands and related assets (see note 7).
(b) 2014 includes impairment charge of €305 million recognised on assets related to the Slim.Fast business.

The following table shows the impact of non-core items on profit attributable to shareholders.

€ million	Full Year
	2014	2013
Net profit attributable to shareholders’ equity	5,171	4,842
Post tax impact of non-core items	(537)	(235)

Core profit attributable to shareholders’ equity	4,634	4,607

3 SEGMENT INFORMATION - CATEGORIES

Fourth Quarter	Personal Care	Foods	Refreshment	Home Care	Total
Turnover (€ million)
2013	4,520	3,472	1,696	2,118	11,806
2014	4,699	3,312	1,741	2,342	12,094
Change (%)	4.0	(4.6)	2.6	10.6	2.4
Impact of:
Exchange rates (%)	1.8	(0.1)	0.8	4.6	1.6
Acquisitions (%)	-	-	0.3	1.7	0.4
Disposals (%)	(0.1)	(3.8)	(3.6)	(0.1)	(1.6)

Underlying sales growth (%)	2.1	(0.7)	5.3	4.0	2.1
Price (%)	3.1	1.0	2.1	3.9	2.5
Volume (%)	(0.9)	(1.7)	3.1	0.1	(0.4)

Full Year	Personal Care	Foods	Refreshment	Home Care	Total
Turnover (€ million)
2013	18,056	13,426	9,369	8,946	49,797
2014	17,739	12,361	9,172	9,164	48,436
Change (%)	(1.8)	(7.9)	(2.1)	2.4	(2.7)
Impact of:
Exchange rates (%)	(5.0)	(3.9)	(4.6)	(4.8)	(4.6)
Acquisitions (%)	-	-	0.4	1.8	0.4
Disposals (%)	(0.1)	(3.6)	(1.6)	-	(1.3)

Underlying sales growth (%)	3.5	(0.6)	3.8	5.8	2.9
Price (%)	2.3	0.6	1.8	3.4	1.9
Volume (%)	1.2	(1.1)	2.0	2.4	1.0

Operating profit (€ million)
2013	3,078	3,064	851	524	7,517
2014	3,259	3,607	538	576	7,980

Core operating profit (€ million)
2013	3,206	2,377	856	577	7,016
2014	3,325	2,305	811	579	7,020

Operating margin (%)
2013	17.0	22.8	9.1	5.9	15.1
2014	18.4	29.2	5.9	6.3	16.5

Core operating margin (%)
2013	17.8	17.7	9.1	6.4	14.1
2014	18.7	18.6	8.8	6.3	14.5

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

Core operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments. Core operating margin is calculated as core operating profit divided by turnover.

4 SEGMENT INFORMATION - GEOGRAPHICAL AREA

Fourth Quarter	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2013	4,671	3,934	3,201	11,806
2014	4,929	4,065	3,100	12,094
Change (%)	5.5	3.3	(3.2)	2.4
Impact of:
Exchange rates (%)	2.8	0.7	1.2	1.6
Acquisitions (%)	0.8	0.1	-	0.4
Disposals (%)	(0.3)	(3.5)	(1.2)	(1.6)

Underlying sales growth (%)	2.1	6.2	(3.1)	2.1
Price (%)	2.1	6.3	(1.6)	2.5
Volume (%)	0.1	(0.0)	(1.5)	(0.4)

Full Year	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2013	20,085	16,206	13,506	49,797
2014	19,703	15,514	13,219	48,436
Change (%)	(1.9)	(4.3)	(2.1)	(2.7)
Impact of:
Exchange rates (%)	(6.4)	(6.7)	0.8	(4.6)
Acquisitions (%)	0.9	-	0.1	0.4
Disposals (%)	(0.5)	(2.6)	(0.9)	(1.3)

Underlying sales growth (%)	4.3	5.4	(2.1)	2.9
Price (%)	2.3	4.7	(1.8)	1.9
Volume (%)	2.0	0.7	(0.2)	1.0

Operating profit (€ million)
2013	2,765	2,859	1,893	7,517
2014	2,626	3,233	2,121	7,980

Core operating profit (€ million)
2013	2,680	2,317	2,019	7,016
2014	2,611	2,274	2,135	7,020

Operating margin (%)
2013	13.8	17.6	14.0	15.1
2014	13.3	20.8	16.0	16.5

Core operating margin (%)
2013	13.3	14.3	14.9	14.1
2014	13.3	14.7	16.2	14.5

Additional geographical information

	Fourth Quarter 2014				Fourth Quarter 2013
	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€m	%	%	%	€m	%	%	%
Unilever Total	12,094	2.1	(0.4)	2.5	11,806	4.1	2.7	1.4
Developed markets	5,036	(0.7)	-	(0.6)	5,069	(1.7)	(0.8)	(0.8)
Emerging markets	7,058	4.1	(0.6)	4.7	6,737	8.4	5.3	2.9

	Full Year 2014				Full Year 2013
	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€m	%	%	%	€m	%	%	%
Unilever Total	48,436	2.9	1.0	1.9	49,797	4.3	2.5	1.8
Developed markets	20,807	(0.8)	0.5	(1.3)	21,540	(1.3)	(0.5)	(0.8)
Emerging markets	27,629	5.7	1.3	4.3	28,257	8.7	4.8	3.7

	Fourth Quarter 2014				Fourth Quarter 2013
	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€m	%	%	%	€m	%	%	%
The Americas	4,065	6.2	-	6.3	3,934	5.2	2.0	3.2
North America	1,883	2.0	1.2	0.8	1,838	(2.4)	(3.4)	0.9
Latin America	2,182	9.5	(0.9)	10.6	2,096	12.1	6.7	5.1

	Full Year 2014				Full Year 2013
	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€m	%	%	%	€m	%	%	%
The Americas	15,514	5.4	0.7	4.7	16,206	4.6	1.0	3.5
North America	7,477	0.1	0.7	(0.6)	7,953	(1.5)	(2.0)	0.5
Latin America	8,037	10.2	0.7	9.5	8,253	10.7	4.1	6.3

5 TAXATION

The effective tax rate for the year was 28.2% compared to 26.4% in 2013. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.

Tax effects of components of other comprehensive income were as follows:

€ million	Full Year 2014			Full Year 2013
	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After Tax
Fair value gains/(losses) on financial instruments	(110)	25	(85)	121	(15)	106
Actuarial gains/(losses) on pension schemes	(1,710)	460	(1,250)	942	(245)	697
Currency retranslation gains/(losses)	(16)	(9)	(25)	(980)	(19)	(999)
Other comprehensive income	(1,836)	476	(1,360)	83	(279)	(196)

6 COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share and core earnings per share, a number of adjustments are made to the number of shares, principally: (i) conversion into PLC ordinary shares in the year 2038 of shares in a group company (refer below) and (ii) the exercise of share options by employees.

On 19 May 2014 Unilever PLC purchased the shares convertible to PLC ordinary shares in 2038. Due to the repurchase the average number of combined share units is not adjusted for these shares from 20 May 2014 to 31 December 2014. The adjusted average number of share units is calculated based on the number of days the shares were dilutive during the year ended 31 December 2014.

Earnings per share for total operations for the twelve months were calculated as follows:

	2014	2013
Combined EPS - Basic
Net profit attributable to shareholders' equity (€ million) Average number of combined share units (millions of units) Combined EPS - basic (€)	5,171	4,842
	2,840.5	2,838.1
	1.82	1.71

Combined EPS - Diluted
Net profit attributable to shareholders' equity (€ million) Adjusted average number of combined share units (millions of units) Combined EPS - diluted (€)	5,171	4,842
	2,882.6	2,924.0
	1.79	1.66

Core EPS
Core profit attributable to shareholders' equity (see note 2) (€ million) Adjusted average number of combined share units (millions of units) Core EPS - diluted (€)	4,634	4,607
	2,882.6	2,924.0
	1.61	1.58

In calculating core earnings per share, net profit attributable to shareholders' equity is adjusted to eliminate the post tax impact of business disposals, acquisition and disposal related costs, impairments, and other one-off items.
During the period the following movements in shares have taken place:

Millions
Number of shares at 31 December 2013 (net of treasury stock)	2,840.0
Net movements in shares under incentive schemes	(3.2)
Number of shares at 31 December 2014	2,836.8

7 ACQUISITIONS AND DISPOSALS

On 7 March 2014 the Group acquired a 55% equity stake in the Qinyuan Group, a leading Chinese water purification business for an undisclosed amount.

On 1 April 2014 the Group completed the sale of its meat snacks business, including the Bifi and Peperami brands, to Jack Link's, for an undisclosed amount.

On 30 June 2014 the Group completed the sale of its global Ragu and Bertolli pasta sauce business to Mizkan Group for a total cash consideration of approximately US $2.15 billion.

On 2 December 2014 the Group announced that it has acquired the Talenti Gelato & Sorbetto business for an undisclosed amount.

On 22 December 2014 the Group announced the purchase of the Camay brand globally and the Zest brand outside of North America and the Caribbean from The Procter & Gamble Company. The transaction, for an undisclosed amount, is expected to close during the first half of 2015 subject to necessary regulatory approvals.

8 FINANCIAL INSTRUMENTS

The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following table summarises the fair values and carrying amounts of financial instruments and the fair value calculations by category.

€ million	Fair value		Carrying amount
	As at 31 December 2014	As at 31 December 2013	As at 31 December 2014	As at 31 December 2013
Financial assets
Cash and cash equivalents	2,151	2,285	2,151	2,285
Held-to-maturity investments	89	75	89	75
Loans and receivables	208	104	208	104
Available-for-sale financial assets	670	760	670	760
Financial assets at fair value through profit and loss:
Derivatives	296	294	296	294
Other	122	32	122	32
	3,536	3,550	3,536	3,550

Financial liabilities
Preference shares	(108)	(114)	(68)	(68)
Bank loans and overdrafts	(1,119)	(1,067)	(1,114)	(1,067)
Bonds and other loans	(11,417)	(10,162)	(10,573)	(9,594)
Finance lease creditors	(224)	(217)	(199)	(204)
Derivatives	(350)	(299)	(350)	(299)
Other financial liabilities	(418)	(269)	(418)	(269)
	(13,636)	(12,128)	(12,722)	(11,501)

€ million	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	As at 31 December 2014			As at 31 December 2013
Assets at fair value
Other cash equivalents	-	221	-	-	91	-
Available-for-sale financial assets	14	158	498	8	276	476
Financial assets at fair value through profit or loss:
Derivatives(a)	-	417	-	-	376	-
Other	119	-	3	25	-	7
Liabilities at fair value
Derivatives(b)	-	(514)	-	-	(395)	-

(a) Includes €121 million (2013: €82 million) derivatives, reported within trade receivables, that hedge trading activities.
  (b) Includes €(164) million (2013: €(96) million) derivatives, reported within trade creditors, that hedge trading activities.

There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2013. There were also no significant movements between the fair value hierarchy classifications since 31 December 2013.

The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature.

Calculation of fair values
The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2013.

9 DIVIDENDS

The Boards have declared a quarterly interim dividend for Q4 2014 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

Per Unilever N.V. ordinary share:	€ 0.2850
Per Unilever PLC ordinary share:	£ 0.2177
Per Unilever N.V. New York share:	US$ 0.3303
Per Unilever PLC American Depositary Receipt:	US$ 0.3303

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by the European Central Bank on 16 January 2015.

The quarterly dividend calendar for the remainder of 2015 will be as follows:

	Announcement Date	NV NY & PLC ADR Ex-Dividend Date	NV & PLC Ex-Dividend Date	Record Date	Payment Date
Quarterly dividend – for Q4 2014	20 January 2015	4 February 2015	5 February 2015	6 February 2015	11 March 2015
Quarterly dividend – for Q1 2015	16 April 2015	22 April 2015	23 April 2015	24 April 2015	3 June 2015
Quarterly dividend – for Q2 2015	23 July 2015	5 August 2015	6 August 2015	7 August 2015	9 September 2015
Quarterly dividend – for Q3 2015	15 October 2015	28 October 2015	29 October 2015	30 October 2015	9 December 2015

US dollar cheques for the quarterly interim dividend will be mailed on 11 March 2015 to holders of record at the close of business on 6 February 2015. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

10 PURCHASE OF ESTATE SHARES CONVERTIBLE TO UNILEVER SHARES IN 2038

The first Viscount Leverhulme was the founder of the company which became Unilever PLC. When he died in 1925, he left in his will a large number of Unilever PLC shares in various trusts. When the will trusts were varied in 1983, the interests of the beneficiaries of his will were also preserved. Four classes of special shares were created in Margarine Union (1930) Limited, a subsidiary of Unilever PLC. One of these classes of shares ('Estate shares') has rights that enable it to be converted at the end of the year 2038 to 70,875,000 Unilever PLC ordinary shares. Before this date these shares have no rights to dividends nor do they allow early conversion. There are 20,000 Estate shares with a nominal value of £0.01 each.

On 19 May 2014 Unilever PLC purchased all of the Estate shares for a cash consideration of £715 million. The resulting loss of €880 million, being the difference between the nominal value and amount paid, has been recorded in retained profit.

11 EVENTS AFTER THE BALANCE SHEET DATE

There were no material post balance sheet events other than those mentioned elsewhere in this report.